RECEIVED
2008 JUN -3 P 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line Direct Fax

082-03327

BY REGISTERED POST

27 May 2008

Exemption No. 33-51010

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Attention: Ms Sandra Folsom

08002987

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Voting Results at the Annual General Meeting held on 26 May 2008

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
JUN 05 2008
THOMSON REUTERS

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/vc

dlw 6/4

CoSec\AGM 2008\Announcement-Distribution – Poll Voting Result.doc

SCMP Group Limited
SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Voting Results at the Annual General Meeting held on 26 May 2008

At the Annual General Meeting of SCMP Group Limited (the "Company") held on 26 May 2008 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 23 April 2008.

Computershare Hong Kong Investor Services Limited, the Company's share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the total number of issued shares in the Company was 1,560,945,596, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

The board of directors (the "Board") of the Company is pleased to announce that each of the proposed resolutions was duly passed and the voting details are set out as follows:

	Resolutions	No. of Votes (%) For	No. of Votes (%) Against
1.	To adopt the Audited Financial Statements and the Directors' Report and Auditor's Report for the year ended 31 December 2007.	1,451,977,408 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To approve the payment of a final dividend.	1,451,977,408 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(a).	To re-elect Mr. Kuok Khoon Ean as Executive Director.	1,451,975,408 (99.999862%)	2,000 (0.000138%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(b).	To re-elect The Hon. Ronald J. Arculli as Independent Non-executive Director.	1,451,977,408 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

3(c).	To re-elect Mr. Roberto V. Ongpin as Non-executive Director.	1,451,975,408 (99.999862%)	2,000 (0.000138%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(d).	To re-elect Dr. David J. Pang as Non-executive Director.	1,451,977,408 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4.	To authorise the Board to fix Directors' fee.	1,451,965,408 (99.999862%)	2,000 (0.000138%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	To re-appoint PricewaterhouseCoopers as Auditor and authorise the Board to fix their remuneration.	1,451,975,408 (99.999862%)	2,000 (0.000138%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6.	To grant a general mandate to the Directors to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Company.	1,182,980,408 (81.473860%)	268,995,000 (18.526140%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.	1,451,977,408 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8.	To extend the general mandate in Resolution 6 to the shares repurchased by the Company under the general mandate in Resolution 7.	1,201,256,408 (82.732559%)	250,719,000 (17.267441%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

By order of the Board
Vera Leung
Company Secretary

Hong Kong, 26 May 2008

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

** For identification purpose only*

END